                                    FORM 425

                          Filed by: PhoneTel Technologies, Inc. (OTCBB: PHTE.OB)
                                                     Commission File No. 0-16715
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934

                                  Subject Companies: PhoneTel Technologies, Inc.



                                     * * * *
THE FOLLOWING IS A PRESS RELEASE ISSUED BY PHONETEL
TECHNOLOGIES, INC.  ON MAY 16, 2002:

                                     * * * *
                                  PRESS RELEASE


FOR IMMEDIATE RELEASE

Contacts:                  John D. Chichester            Richard P. Kebert
                           President and                 Chief Financial Officer
(216) 241-2555             Chief Executive Officer

            PHONETEL TECHNOLOGIES, INC. REPORTS FIRST QUARTER RESULTS

CLEVELAND, OH - MAY 16, 2002 -- PhoneTel Technologies, Inc. ("PhoneTel") (OTC:BB: PHTE), one of the nation's largest independent providers of public pay telephone services, today announced results for the first quarter ended March 31, 2002. The Company reported a net loss of $6.8 million, or $0.67 per share, basic and diluted, which is an increase of $0.6 million or 9.6% from the net loss of $6.2 million, or $0.61 per share, basic and diluted, for the first quarter of 2001.

Total revenue for the first quarter ended March 31, 2002 decreased 22.9% to $8.8 million, compared to $11.4 million for the prior year's first quarter. The decrease is a result of the Company's removal of unprofitable phones and lower call volumes due to increased competition from wireless services. Coin call revenue decreased 16.8% to $5.6 million from $6.7 million for the first quarter of 2001. Non-coin call revenue declined 33.8% to $3.0 million from $4.5 million for the year earlier quarter. Impacting both coin call and non-coin call revenue was a decrease in the number of installed phones as the Company continued implementation of its strategy to remove unprofitable phones. The number of average payphones per month declined to approximately 30,000 for the quarter ended March 31, 2002, from approximately 35,000 for the quarter ended March 31, 2001.

The Company's operating expenses, consisting primarily of telephone charges, commissions, field operations, SG&A expenses, and depreciation and amortization, declined 19.3% to $12.0 million for the first quarter of 2002, compared to $14.8 million for the year earlier quarter. The decrease was primarily the result of the unprofitable phone removal program, net credits of $0.5 million related to the resolution of disputes over line charges, and cost savings in field operations resulting from the implementation of a joint payphone servicing arrangement with Davel Communications, Inc. ("Davel"). Depreciation and amortization also declined due to lower asset carrying values resulting from impairment charges in prior years.

RECENT DEVELOPMENTS

On May 9, 2002, PhoneTel and Davel announced that Davel filed a Registration Statement on Form S-4 with the Securities and Exchange Commission (SEC), which includes a joint proxy statement/prospectus of PhoneTel and Davel. PhoneTel and Davel had previously announced the execution of a merger agreement and related agreements under which (1) indebtedness of Davel in an aggregate amount of approximately $218.8 million (plus interest accrued after June 30, 2002) will be exchanged for 380,612,730 shares of Davel common stock; (2) indebtedness of PhoneTel in an aggregate amount of approximately $33.2 million (plus interest accrued after June 30, 2002) will be exchanged for 112,246,511 shares of PhoneTel common stock; (3) a wholly owned subsidiary of Davel will merge with and into PhoneTel, with each share of PhoneTel common stock (including the shares issued in exchange for the PhoneTel indebtedness) being converted into the right to receive 1.8233 shares of Davel common stock; and (4) PhoneTel will survive as a wholly owned subsidiary of Davel after the merger. The registration statement filed with the SEC seeks to register the 223,238,000 Davel shares being delivered to PhoneTel stockholders in the merger.

At the same time, the Company announced that Cleveland, Ohio has been selected as the combined companies' corporate headquarters, following the merger. The companies also announced the composition of the proposed Board of Directors for the combined entity. The proposed Board includes John D. Chichester, Chief Executive Officer and President of PhoneTel, who is designated to serve in those same capacities for the consolidated Company post-merger, and Bruce W. Renard, current President of Davel, who will serve in a Board and consulting capacity post-merger. In addition, Andrew C. Barrett, former commissioner with the Federal Communications Commission and the Illinois Commerce Commission and current managing director of the Barrett Group; James N. Chapman, an independent capital markets and strategic planning consultant for private and public companies; and Kevin P. Genda, a managing director of Cerberus Capital Management, L.P. and senior vice president-chief credit officer of Ableco Finance LLC have also been selected to serve on the new Board of Davel.

PhoneTel Technologies, Inc. is a leading independent provider of pay telephones and related services with operations in 45 states and the District of Columbia. PhoneTel serves a wide array of customers operating in the shopping center, hospitality, health care, convenience store, university, service station, retail and restaurant industries.

Founded in 1979, Davel currently is the largest independent payphone provider in the United States. Headquartered in Tampa, Florida, Davel operates payphones in 44 states and the District of Columbia.

In connection with the proposed transactions, PhoneTel and Davel have filed relevant materials with the SEC, including the Registration Statement on Form S-4 filed on May 9, 2002 that contains a prospectus and join proxy statement. Because those documents contain important information, holders of PhoneTel's common stock are urged to read them. The Registration Statement filed by Davel is available for free at the SEC's website, www.sec.gov. Information on how to obtain transaction-related documents for free from Davel is set forth in the Registration Statement.

PhoneTel and its directors and executive officers and Davel and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of PhoneTel's common stock and/or Davel's common stock in connection with the proposed transactions. On February 21, 2002 information regarding the participants and their interest in the solicitation was filed pursuant to Rule 425 with the SEC by each of PhoneTel and Davel. To PhoneTel's knowledge, as of May 16, 2002, neither Davel nor any of its executive officers held any shares of PhoneTel's common stock. Investors may obtain additional information regarding the interests of the participants by reading the final prospectus and joint proxy statement if and when it becomes available.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION
REFORM ACT OF 1995

Materials included in this document contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause the Company's actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of PhoneTel, or a combined PhoneTel and Davel, to differ materially, many of which are beyond the control of PhoneTel, include, but are not limited to, the following: (1) the businesses of PhoneTel and Davel may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all;
(3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers may be greater than expected following the transaction; (5) generating incremental growth in the customer base of the combined company may be more costly or difficult than expected; (6) the effects of legislative and regulatory changes; (7) the tax treatment of the proposed transactions; (8) an inability to retain necessary authorizations from the FCC and state utility or telecommunications authorities; (9) an increase in competition from cellular phone and other wireless products and wireless service providers; (10) the introduction of new technologies and competitors into the telecommunications industry; (11) changes in labor, telephone line service, equipment and capital costs; (12) future acquisitions, strategic partnerships and divestitures; (13) general business and economic conditions; and (14) other risks described from time to time in periodic reports filed by PhoneTel with the SEC. You are urged to consider statements that include the words "may," "will," "would," "could," "should," "believes," "estimates," "projects," "potential," "expects," "plans," "anticipates," "intends," "continues," "forecast," "designed," "goal," or the negative of those words or other comparable words, to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this release. Information on significant potential risks and uncertainties is set forth more fully in the Company's Annual Report on Form 10-K for the year ended December 31, 2001, Quarterly Report on Form 10-Q for the quarter ended March 31, 2002, and the Registration Statement on Form S-4 filed with the SEC by Davel on May 9, 2002.

                          -- FINANCIAL TABLES FOLLOW --


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

PHONETEL TECHNOLOGIES, INC. AND SUBSIDIARY

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(IN THOUSANDS EXCEPT FOR SHARE AND PER SHARE AMOUNTS)
-----------------------------------------------------------------------------------


                                                                 (UNAUDITED)
                                                        THREE MONTHS ENDED MARCH 31
                                                       ----------------------------
                                                           2001             2002
                                                       ------------    ------------

REVENUES:
     Coin calls                                              $6,716          $5,586
     Non coin telecommunication services                      4,499           2,977
     Other                                                      141             189
                                                       ------------    ------------
                                                             11,356           8,752

Operating expenses:                                          14,867          11,998
                                                       ------------    ------------
Loss from operations                                         (3,511)         (3,246)


Interest expense, net                                        (2,706)         (3,573)
                                                       ------------    ------------

Net loss                                                    $(6,217)        $(6,819)
                                                       ============    ============

Net loss per common share, basic and diluted                 ($0.61)         ($0.67)
                                                       ============    ============

Weighted average number of shares, basic and diluted     10,189,684      10,189,684
                                                       ============    ============







CONDENSED CONSOLIDATED BALANCE SHEETS

(IN THOUSANDS)
-----------------------------------------------------------------------------------
                                                                        (Unaudited)
                                                       December 31       March 31
                                                           2001             2002
                                                       ------------    ------------

Current assets                                              $11,986         $12,579
Property and equipment, net                                  13,983          12,844
Intangible assets, net                                       22,770          21,781
Other assets                                                    689             625
                                                       ------------    ------------

     Total assets                                           $49,428         $47,829
                                                       ============    ============

Current liabilities                                         $78,462         $82,418
Long term debt                                                1,116           2,380
Shareholders' equity (deficit)                              (30,150)        (36,969)
                                                       ------------    ------------

     Total liabilities and shareholders' equity
       (deficit)                                            $49,428         $47,829
                                                       ============    ============